                                                                    EXHIBIT 99.4

                                                            Financial Statements
                                                           of "West Coast Power"



WEST COAST POWER LLC

Consolidated Financial Statements
As of December 31, 2000
Together With Auditors' Report














REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Member of West Coast Power LLC:

We have audited the accompanying consolidated balance sheets of West Coast Power LLC (a Delaware limited liability company) as of December 31, 2000 and 1999, and the related consolidated statements of operations, member equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of West Coast Power LLC as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.


/s/ Arthur Andersen LLP
-------------------------
    Arthur Andersen LLP

Houston, Texas
March 19, 2001

                              WEST COAST POWER LLC


             CONSOLIDATED BALANCE SHEETS--DECEMBER 31, 2000 AND 1999


                                                                              2000            1999
                                                                         -------------   -------------
                                        ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                               $ 41,617,872    $ 42,291,460
  Accounts receivable                                                      281,495,024      74,770,187
    Less- Contingent revenues receivable                                   (34,895,799)    (15,905,719)
                                                                         -------------   -------------
                                                                          -
                    Accounts receivable, net                               246,599,225      58,864,468

  Inventories                                                               30,522,385      15,603,482
  Prepaid expenses                                                           3,164,171       2,602,078
  Loans to affiliates                                                               --      11,465,643
                                                                         -------------   -------------
                    Total current assets                                   321,903,653     130,827,131
                                                                         -------------   -------------

PROPERTY, PLANT AND EQUIPMENT, at cost:
  Land                                                                      56,583,322      56,583,322
  Plant and equipment                                                      483,185,648     469,919,080
  Less- Accumulated depreciation                                           (59,719,649)    (30,393,600)
                                                                         -------------   -------------
                    Property, plant and equipment, net                     480,049,321     496,108,802
                                                                         -------------   -------------

OTHER ASSETS:
  Goodwill, net of accumulated amortization of
    $9,283,968 and $5,696,859 for 2000 and 1999,
    respectively                                                            41,833,689      48,290,798
  Deferred financing costs, net of accumulated
    amortization of $2,313,084 and $771,030 for 2000 and
    1999, respectively                                                       3,855,127       5,397,186
                                                                         -------------   -------------
                    Total other assets                                      45,688,816      53,687,984
                                                                         -------------   -------------
                    Total assets                                          $847,641,790    $680,623,917
                                                                         =============   =============

                            LIABILITIES AND MEMBER EQUITY

CURRENT LIABILITIES:
  Current maturities of long-term debt                                    $ 24,000,000    $ 25,000,000
  Accounts payable-
    Trade                                                                   14,799,923      16,166,426
    Affiliates                                                             165,757,432      13,696,198
  Accrued liabilities                                                       22,952,317      28,146,043
  Deferred revenues                                                             -           21,927,348
  Overhaul and maintenance reserve                                           2,762,223      11,190,440
                                                                         -------------   -------------
                    Total current liabilities                              230,271,895     116,126,455

LONG-TERM DEBT, net of current maturities                                  193,904,000     272,500,000

COMMITMENTS AND CONTINGENCIES (Note 7)

MEMBER EQUITY                                                              423,465,895     291,997,462
                                                                         -------------   -------------
                    Total liabilities and member equity                   $847,641,790    $680,623,917
                                                                         =============   =============



        The accompanying notes are an integral part of these consolidated financial statements.

                              WEST COAST POWER LLC


                      CONSOLIDATED STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                                             2000             1999
                                                                        --------------  --------------
REVENUES                                                                 $ 910,145,395   $ 289,578,949
  Less- Contingent revenues                                                (34,895,799)    (10,849,362)
                                                                        --------------  --------------
                     Net revenues                                          875,249,596     278,729,587

OPERATING COSTS:
  Nonaffiliate                                                              50,295,186      54,823,242
  Affiliate                                                                507,402,366     152,117,104
                                                                        --------------  --------------
                     Total operating costs                                 557,697,552     206,940,346
                                                                        --------------  --------------
                     Operating margin                                      317,552,044      71,789,241

DEPRECIATION AND AMORTIZATION                                              (34,455,219)    (26,397,605)

GENERAL AND ADMINISTRATIVE EXPENSES                                         (4,711,184)     (2,077,259)
                                                                        --------------  --------------
                     Income from operations                                278,385,641      43,314,377

INTEREST EXPENSE                                                           (26,518,883)    (16,616,034)

OTHER EXPENSE                                                              (12,211,623)         -

INTEREST INCOME                                                              5,724,794       2,346,407
                                                                        --------------  --------------
NET INCOME                                                               $ 245,379,929   $  29,044,750
                                                                         =============   =============



         The accompanying notes are integral part of these consolidated financial statements.

                              WEST COAST POWER LLC


                    CONSOLIDATED STATEMENTS OF MEMBER EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


 BALANCE, January 1, 1999                                                                $ 134,850,078
  Contributions                                                                            142,642,634
  Net income                                                                                29,044,750
  Distributions                                                                            (14,540,000)
                                                                                        --------------

 BALANCE, December 31, 1999                                                                291,997,462
  Contributions                                                                             16,207,956
  Net income                                                                               245,379,929
  Distributions                                                                           (130,119,452)
                                                                                        --------------

 BALANCE, December 31, 2000                                                              $ 423,465,895
                                                                                         =============


        The accompanying notes are an integral part of these consolidated financial statements.

                              WEST COAST POWER LLC


                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 2000 and 1999


                                                                              2000            1999
                                                                         --------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                              $ 245,379,929   $ 29,044,750
  Adjustments to reconcile net income to net cash provided by (used
    in) operating activities-
      Depreciation and amortization                                          34,455,219     26,397,605
      Changes in assets and liabilities that provided (used) cash-
        Accounts receivable                                                (206,724,837)    (6,076,473)
        Contingent receivables                                               18,990,080    (22,849,885)
        Inventories                                                         (14,918,903)       (65,213)
        Prepaid expenses                                                       (562,093)    (1,554,054)
        Payables                                                            150,694,731     22,449,400
        Accrued liabilities                                                  (5,193,726)   (84,399,090)
        Overhaul and maintenance reserve                                     (8,428,217)     8,065,007
        Deferred revenues                                                   (21,927,348)    (3,023,449)
        Other assets, net                                                     2,870,000     (5,901,933)
                                                                         --------------  -------------

            Net cash provided by (used in) operating activities             194,634,835    (37,913,335)
                                                                         --------------  -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                                      (13,266,570)    (3,523,332)
  Business acquisitions, net of cash acquired                                        --   (352,500,064)
                                                                         --------------  -------------

            Net cash used in investing activities                           (13,266,570)  (356,023,396)
                                                                         --------------  -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from borrowings                                                   10,000,000    378,366,037
  Repayments of borrowings                                                  (89,596,000)   (80,866,037)
  Loans to affiliates                                                        11,465,643    (11,465,643)
  Contributions                                                              16,207,956    142,642,634
  Distributions                                                            (130,119,452)   (14,540,000)
                                                                         --------------  -------------

            Net cash provided by (used in) financing activities            (182,041,853)   414,136,991
                                                                         --------------  -------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                           (673,588)    20,200,260

CASH AND CASH EQUIVALENTS, beginning of year                                 42,291,460     22,091,200
                                                                         --------------  -------------

CASH AND CASH EQUIVALENTS, end of year                                    $  41,617,872   $ 42,291,460
                                                                         ==============  =============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest                                                  $  27,315,568   $ 15,086,581
                                                                         ==============  =============



        The accompanying notes are an integral part of these consolidated financial statements.

                              WEST COAST POWER LLC


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. BACKGROUND AND NATURE OF OPERATIONS:

Background

Prior to 1999, Dynegy Power Corp. (DPC), a wholly owned subsidiary of Dynegy Inc. (Dynegy), and NRG Energy, Inc. (NRG), a majority owned subsidiary of Northern States Power until its merger with New Centuries Energies to form Xcel Energy, Inc., in August 2000 (collectively, the Sponsors) each held a 50 percent interest in two limited liability companies: El Segundo Power, LLC (ESP), and Long Beach Generation LLC (LBG) (collectively, the Historical LLCs). In May 1999, the Sponsors acquired the assets and liabilities which make up Cabrillo Power I LLC (Cabrillo I) and Cabrillo Power II LLC (Cabrillo II) (collectively, the New LLCs). Effective June 30, 1999, the Sponsors formed WCP Holdings LLC (Holdings) and West Coast Power LLC (WCP), a Delaware limited liability company. The Sponsors have an equal interest in Holdings and share in profits and losses equally. WCP is wholly owned by Holdings and serves as a holding company for the Historical LLCs and New LLCs.

Upon formation of WCP, the assets and liabilities of the Historical LLCs were contributed to WCP by the Sponsors and were recorded at their historical costs because the transfer represented a reorganization of entities under common control. These financial statements include the results of operations of the Historical LLCs for all of 2000 and 1999 and the results of operations of the New LLCs since the date of their acquisition. Operations are governed by the executive committee with two representatives from each Sponsor.

Nature of Operations

ESP owns a 1,020-megawatt (MW) plant located in El Segundo, California, consisting of four steam electric generating units. ESP's assets were purchased from the Southern California Edison Company (SCE) through a competitive bid process for $88.3 million on April 4, 1998. The facility operates as a merchant plant, selling energy and ancillary services, as defined in the California Independent System Operator (ISO) tariff, to the deregulated California wholesale electric market. The facility also maintained a Must-Run Agreement
(MRA) with the ISO that was terminated by the ISO on December 31, 1999.

LBG owns a 560-MW plant located in Long Beach, California, consisting of seven 60-MW gas turbine generators, and also owns two 70-MW steam turbine units. LBG's assets were purchased from SCE on April 1, 1998, through a competitive bid process for $29.8 million. The facility operates as a merchant plant, selling energy and ancillary services through the deregulated California wholesale electric market.

Cabrillo I owns a 965-MW plant located in Carlsbad, California, consisting of five steam electric generating units and one combustion turbine. Cabrillo I's assets were purchased from San Diego Gas & Electric (SDG&E) on May 22, 1999, at a purchase price of $283.4 million. The facility operates as a merchant plant, selling energy and ancillary services to the California wholesale electric market. The facility also maintains an MRA with the ISO.

Cabrillo II owns 17 combustion turbines with an aggregate capacity of 253 MW located throughout San Diego County, California. Cabrillo II's assets were purchased on May 22, 1999, from SDG&E through a competitive bid process for a purchase price of $69.1 million. The facility operates as a merchant plant, selling energy and ancillary services to the California wholesale electric market. The facility also maintains an MRA with the ISO.

2. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES:

Cash and Cash Equivalents

WCP considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of market or cost using last-in, first-out
(LIFO) or average cost and are comprised of the following at December 31, 2000 and 1999:

                                                  2000          1999
                                              ------------  -----------
Emissions credits (average cost)               $12,872,541  $        --
Materials and supplies (average cost)           10,372,169   11,016,854
Fuel oil (LIFO)                                  7,277,675    4,586,628
                                              ------------  -----------

                                               $30,522,385  $15,603,482
                                              ============  ===========

Emission credits represent costs paid by WCP to acquire additional NOx credits. WCP uses these credits to comply with emission caps imposed by various environmental laws under which it must operate.

Plant and Equipment

Plant and equipment costs are being depreciated on a straight-line basis over estimated useful lives of 3 to 29 years.

Impairment of Long-Lived Assets

In the event that facts and circumstances indicate that the carrying amounts of long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down is required. If this review indicates that the assets will not be recoverable, the carrying value of WCP's assets would be reduced to their estimated market value.

Goodwill

Goodwill represents the excess purchase cost over the estimated fair value of the assets acquired and liabilities assumed and is being amortized on a straight-line basis over prorated 3 to 27 year estimated useful lives based on the useful life of the related plant and equipment.

Overhaul and Maintenance Reserves

WCP accrues major overhaul and maintenance costs expected to be incurred that are not covered by the operations and maintenance agreements. Other maintenance and repair costs are charged to expense as incurred.

Federal Income Taxes

WCP is not a taxable entity for federal income tax purposes. Accordingly, there is no provision for income taxes in the accompanying financial statements.

Revenue Recognition

Revenues from the sale of energy and ancillary services are recorded based upon output delivered and/or service provided multiplied by contract terms where applicable and/or market pricing. Revenues received from the MRA are primarily derived from availability payments and amounts based on reimbursing variable costs. Historically, virtually all of WCP's sales have been to the ISO and the California Power Exchange. Revenues identified as being subject to future resolution are accounted for as discussed in Note 7.

Environmental Costs

Environmental costs relating to current operations are expensed. Liabilities are recorded when an environmental assessment indicates that remedial efforts are probable and the costs can be reasonably estimated.

Risk Management Activities

WCP enters into various derivative instruments to protect itself from fluctuating prices and interest rates. WCP uses physical forward contracts to hedge a portion of its exposure to price fluctuations of natural gas and electricity. Hedging gains and losses are recognized when the related sales transactions occur. WCP also enters into interest rate swap agreements, which effectively exchange variable interest rate debt for fixed interest rate debt. The agreements are used to reduce the exposure to possible increases in interest rates. WCP enters into these swap agreements with major financial institutions.

Concentration of Credit Risk

WCP sells its electricity production to purchasers of electricity in California, which, during the year ended December 31, 2000, included the California Power Exchange (PX) and the California Independent System Operator (ISO). Given recent developments in the California power and natural gas markets (see Note 7), the concentration of WCP's receivables from customers in the California market exposes WCP to substantial credit risk. Management believes that its net receivables from customers in the California market will ultimately be fully collected and has taken steps as discussed in Note 7 to limit its future exposure to credit risk in the California market.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect the reported amounts of assets and liabilities as well as certain disclosures. WCP's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

Fair Value of Financial Instruments

WCP's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and debt instruments. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable are representative of their respective fair values due to the short-term maturity of these instruments. The fair value of WCP's debt instruments is discussed in Note
6. WCP has entered into certain interest rate swap agreements in order to fix its effective interest rate as discussed in Note 6 and electricity and gas options as discussed in Note 3.

New Accounting Pronouncements

WCP must adopt Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective January 1, 2001. Provisions in SFAS No. 133 will affect the accounting and disclosure for certain contractual arrangements and operations of WCP beginning in 2001.

WCP will record the impact of the adoption as a cumulative effect adjustment in 2001. Adoption of SFAS No. 133 will not affect WCP's net income. The table below reflects the amounts that will be recorded as assets, liabilities and other comprehensive income upon adoption of SFAS No. 133 on January 1, 2001:

                                                           Interest     Commodity
                                                             Rate       Financial
                                                             Swaps      Instruments
                                                          -----------   ----------
Derivative assets                                         $        --   $1,376,320
Derivative liabilities                                      1,523,871           --
                                                          -----------   ----------
Other comprehensive income (loss)                         $(1,523,871)  $1,376,320
                                                          ===========   ==========

Upon adoption of SFAS No. 133, WCP will account for its physical forward contracts as normal purchases and sales that are exempt from derivative accounting treatment under SFAS No. 133 because of the contracts will result in physical delivery.

Reclassifications

Certain reclassifications have been made to conform the prior year presentation to the current year presentation.

3. NATURAL GAS AND ELECTRICITY OPTIONS:

WCP has purchased and sold gas and electricity options to manage the operating margins of its plants during 2001. The purchased gas call options have a fair value of approximately $1.4 million. The sold electricity call options have a fair value of approximately $(12.2) million. The purchased gas calls are accounted for as hedges and, accordingly, changes in the market value of these contracts and the premiums paid are deferred until the actual natural gas purchases occur. The sold electricity options do not qualify for hedge accounting, and changes in the market value of these contracts are recorded currently. For the year ended December 31, 2000, WCP had recorded expense of approximately $12.2 million related to the sold electricity options, which has been included in other expense in the consolidated statement of operations.

4. RELATED PARTIES:

Affiliates of WCP provide various services for WCP. Charges for these services are included in WCP's operating and general and administrative expenses and consisted of the following for the years ended December 31, 2000 and 1999:

                                                   2000           1999
                                              -------------  -------------
Operating expenses-
  Fuel                                         $482,937,131   $147,503,316
  EMA charges                                     9,091,528      3,869,387
  OMSA and O&M charges                           15,373,707        744,401
                                              -------------  -------------

                                               $507,402,366   $152,117,104
                                              =============  =============

ASMA fees included in general and
  administrative expenses                      $    776,403   $    491,659
                                              =============  =============

WCP purchases fuel for its plants under various natural gas supply agreements
(GSAs) with Dynegy Marketing and Trade (DMT). Charges for fuel are based upon similar terms and conditions as could be obtained from third parties.

WCP contracted with Dynegy Power Marketing, Inc., an affiliate of WCP, to provide all power scheduling, power marketing and trading and risk management for WCP under an energy management agreement (the EMA). Additionally, WCP contracted with DMT to provide all scheduling and marketing of fuel supply for WCP under the EMA.

WCP has also contracted with NRG West Coast, Inc., an affiliate of WCP, to manage the Operations and Management Services Agreement (the OMSA). These services consist primarily of overseeing the operations and maintenance efforts of SCE and SDG&E. SCE operated ESP and LBG until April 2000, when NRG took over operations of the facility under a renegotiated OMSA. Fees for such services are subject to executive committee approval if the amounts exceed a certain percentage of the applicable annual approved budget.

WCP contracted with Dynegy Power Management Services, L.P., an affiliate of WCP, to manage the Administrative Services Management Agreement (the ASMA) which provides administrative services such as business management and accounting to WCP. Fees for such services are subject to executive committee approval if the amounts exceed a certain percentage of the applicable annual approved budget.

5. OPERATION AND
   MAINTENANCE AGREEMENTS:

For the New LLCs' acquisition, WCP was required to enter into an operation and maintenance (O&M) agreement with SDG&E, which will expire in May 2001. For 1999, the Historical LLCs were operated under an O&M agreement with SCE which expired in early 2000. The SDG&E and SCE O&M agreements are cost-plus agreements based on SDG&E's and SCE's estimates of the direct and indirect service costs for operating and maintaining the plant sites. Expenses related to such services of $14,129,740 and $25,900,000 were included in operating costs in the accompanying consolidated statements of operations for the years ended December 31, 2000 and 1999, respectively.

6. LONG-TERM DEBT:

WCP entered into a credit agreement with Bank of America Securities LLC, as agent, to arrange with a syndicate of banks a five-year, $322,500,000 amortizing term loan with a balloon payment and a $40,000,000 working capital facility line of credit (the Credit Agreement); the Credit Agreement matures in June 2004. At December 31, 2000, no amounts were outstanding under the working capital facility. The fair value of WCP's debt instruments is considered to approximate the carrying amount of these instruments as their interest rates are based on the London Interbank Offering Rate (LIBOR). The interest rate used on the outstanding loan balance is based upon LIBOR plus 2.0 percent, increasing in year three to 2.125 percent. WCP paid interest on these borrowings totaling $27,315,568 in 2000 and $13,218,000 in 1999.

On September 30, 1999, WCP entered into two interest rate swap agreements related to WCP's debt. One agreement effectively fixed the interest rate at
6.435 percent for the first $60,000,000 and matures June 2004. The second swap agreement effectively fixed the interest rate at 6.230 percent for an incremental $40,000,000 and matures in June 2002. At December 31, 2000, the fair values of the swaps maturing in 2004 and 2002, were $(1,237,090) and $(286,781), respectively. These swaps are accounted for as hedges and any realized gains or losses on these contracts are recorded as interest expense in the consolidated statement of operations.

The credit agreement is secured by all of WCP's assets and membership interests. The Sponsors have provided limited guarantees for environmental capital expenditures and interest. Environmental capital expenditures, as defined in the Credit Agreement, will be funded by the Sponsors, who will make capital contributions or subordinated loans to WCP to the extent necessary for environmental capital expenditures up to an aggregate of $80 million.

Future principal maturities under the term loan are as follows:

                2001                 $ 24,000,000
                2002                   18,000,000
                2003                   18,000,000
                2004                  157,904,000
                                    -------------

                                     $217,904,000
                                    =============

7. COMMITMENTS AND CONTINGENCIES:

California Power and Natural Gas Markets

Since the fourth quarter of 2000, the power and natural gas markets in California have experienced substantial volatility driven principally by a fundamental imbalance in supply and demand and the retail electricity price caps imposed on the state's two largest utilities. Both Pacific Gas & Electric Company and Southern California Edison Company have defaulted on payments to the ISO and the PX as well as other creditors. As a result, the credit rating of both utilities has been cut to non-investment grade status, and the ISO and the PX have defaulted on payments due WCP.

WCP is actively seeking the collection of its outstanding accounts receivable. However, due to previously discussed payment defaults, coupled with the lag time between receipts of revenues, payment of expenses and the increased fuel cost, WCP has been forced to defer payment for a portion of its fuel cost. This deferral of payment has caused WCP to be out of compliance with the terms of its GSAs. WCP's noncompliance has also caused WCP to be out of compliance with the terms of its Credit Agreement.

The executive committee of WCP has taken steps to address WCP's liquidity issues created by the California market situation as well as the resulting events of noncompliance under WCP's GSAs and Credit Agreement. These steps include (a) a negotiated deferral of payments owed under the GSAs, (b) negotiating a forbearance agreement with certain key creditors and (c) seeking alternative creditworthy purchasers for WCP's prospective operations.

Under the forbearance agreement being negotiated, certain WCP creditors would grant forbearances with respect to the past events of noncompliance discussed above, subject to certain parameters as described therein. WCP's management has had substantive discussions regarding the proposed forbearance terms with the lead member of its bank syndicate. A forbearance agreement has been presented to the bank consortium for its review and approval. Management believes that the forbearance agreement presented to the bank consortium will be executed and that the terms of that agreement will be sufficient to remedy the noncompliance issues under the Credit Agreement.

The state of California, through legislation appropriating funds for power purchases by the Department of Water Resources (DWR), has entered the market as a purchaser of electricity for resale to the utilities. In March 2001, WCP entered into an agreement to sell power to the DWR through 2004. The agreement, which became effective on the date it was announced, provides for sales by WCP's subsidiaries of an aggregate of 1,000 MW through the remainder of 2001 and a substantial portion of WCP's capacity during the period from January 1, 2002, through December 31, 2004.

The executive committee of WCP is actively monitoring the financial and liquidity impacts imposed on WCP by the current situation. It believes the combination of the forbearance agreement, the DWR agreement and the desire of the conflicted parties to resolve, on a long-term basis, the pertinent issues giving rise to the current situation will provide financial stability for WCP. However, a prolonged impasse on resolving the market issue, the inability of WCP to meet its commitments under the forbearance agreement or a continuing edict to produce electricity with delayed compensation for this service will negatively impact WCP's available discretionary cash flow, results of operations, financial position and, potentially, its financial stability.

Litigation

Class Action Lawsuits--There have been multiple class action lawsuits filed which name WCP as a defendant. These lawsuits are based on the events occurring in the California power market during the summer of 2000. The complaints allege violations of California's Business and Professions Code, Unfair Trade Practices Act and various other statutes. Specifically, the named plaintiffs allege that the defendants, including the owners of in-state generation and various power markets, conspired to manipulate the California wholesale power market to the detriment of California consumers. Included among the acts forming the basis of the plaintiffs' claims are the alleged improper sharing of generation outage data, improper withholding of generation capacity and the manipulation of power market bid practices. The plaintiffs seek unspecified treble damages.

These lawsuits are at preliminary stages. Defendants have yet to file answers and, as noted above, the suits have been removed to federal court. The named plaintiffs have filed, or will shortly file, motions to remand the cases back to California state court. The defendants in the five lawsuits have formed various joint defense groups in an effort to coordinate the defense of the claims and to share certain costs of defense.

CAISO FERC Filing--On March 1, 2001, the California Independent System Operator Corporation (CAISO) and the California Electricity Oversight Board (EOB) filed a motion with the FERC proposing, among other things, that they be given access to cost information that generators have filed with the FERC and that the FERC keep all sales in California subject to refund. WCP will vigorously oppose this motion because it believes that there is no basis for giving the state of California, a significant market participant, access to confidential generator information on bids and costs. In addition, WCP believes that there is no basis for the FERC to extend refund exposure on a generic, blanket basis, as such an extension would contradict the FERC's carefully crafted refund structure designed to minimize the obvious disincentives that refund exposure creates for suppliers.

FERC Orders--On December 15, 2000, the FERC issued an order that, among other things, applied a "soft" price cap of $150/megawatt hour (MWh) to sales to the PX and the ISO. The "soft" cap allowed prices to exceed $150/MWh when justified by costs. In March 2001, the FERC issued orders that presumptively approved prices up to $273/MWh during January 2001 and $430/MWh during February 2001 based on the FERC's calculation of the marginal cost of producing power in the least efficient generating unit. The orders directed electricity suppliers to either refund a portion of their January and February sales or justify their prices above this approved price. The orders, if finalized, would obligate WCP to refund approximately $45 million in revenues. The FERC stated in its order that it would address December 2000 transactions in a separate order. These orders implement a departure from standard cost-based ratemaking and is likely to be appealed by both buyers and sellers of power.

WCP is also subject to various other legal proceedings and claims that arise in the normal course of business. In the opinion of management, the amount of ultimate liability with respect to its litigation matters will not have a material adverse effect on WCP's financial position or results of operations.

Contingent Revenues

During December 2000, WCP entered into an interim agreement with the ISO. WCP has accrued an incremental $34,895,799 in revenues that management believes to be associated with sales under this agreement. There is an ongoing reconciliation process between the ISO and WCP regarding this matter and, accordingly, the $34,895,799 has been reserved as contingent. While there can be no assurance that these disputed amounts will be collected, management believes the contingent revenues are realizable based on contractual interpretations and compliance with required processes. Upon collection of this amount, such revenue will be recognized in earnings.

As of December 31, 1999, WCP had accrued certain reserves pertaining to contingent revenues totaling $37,833,000 related to 1999 and prior periods. These reserves were provided for various disputes with customers that were subject to contract interpretations, compliance with processes and filed market disputes. Cash received totaling $11.4 million associated with deferred revenues was loaned in 1999 to the Sponsors until resolution of the disputed items. These reserves were settled during 2000, and all loans to affiliates were repaid. Adjustments related to the settlement were applied against the contingent reserves with an insignificant impact on the consolidated statement of operations in 2000.


8. ACQUISITION OF CABRILLO I AND CABRILLO II:

In May 1999, the Sponsors acquired the assets and liabilities of Cabrillo I and Cabrillo II from a third party. The acquisition was accounted for using the purchase method of accounting. Accordingly, the purchase cost, net of working capital, was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Consideration for the acquisition included cash paid of $352,500,000 and the assumption of $95,928,000 in liabilities.

The following unaudited pro forma information presents a summary of consolidated results of operations of WCP for the year ended December 31, 1999, as if the acquisition of the New LLCs by the Sponsors and subsequent transfer to WCP had occurred on January 1, 1999:

                  Revenues                   $300,418,772
                  Net income                   23,593,479